[redacted]

09056994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRR Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 W 47th Place, Ste. 300
(No. and Street)

Westwood (City) KS (State) 66205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Halter 913-236-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Ste. 204 (Address) Westwood, (City) KS (State) 66205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 2 0 2009
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Halter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IRR Capital Markets, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark W. Halter

Signature

PRESIDENT

Title

Shanna L. Vance
Notary Public - Notary Seal
STATE OF KANSAS

My Commission Expires: 5/30/2010

Shanna L. Vance

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed in accordance with
Rule 17a-5(e)(3)
as a Public Document

IRR CAPITAL MARKETS, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MILLER
HAVILAND
KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
IRR Capital Markets, Inc.

We have audited the accompanying statements of financial condition of

IRR CAPITAL MARKETS, INC.

as of December 31, 2008 and 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IRR Capital Markets, Inc. as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the statements of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statements of financial condition taken as a whole.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 24, 2009

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

IRR CAPITAL MARKETS, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash	$ 97,621	$ 88,028
Fees receivable from related party	25,760	25,760
TOTAL ASSETS	$ 123,381	$ 113,788

LIABILITIES

	2008	2007
Accounts payable to related parties	$ 5,400	$ 3,600
Management fee payable to related party	1,800	35,450
TOTAL LIABILITIES	7,200	39,050

STOCKHOLDER'S EQUITY

	2008	2007
Paid In Capital		
Common stock, no par, authorized 10,000 shares, 2,100 shares issued and outstanding	23,000	23,000
Retained earnings	93,181	51,738
TOTAL STOCKHOLDER'S EQUITY	116,181	74,738
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 123,381	$ 113,788

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

IRR Capital Markets, Inc. ("the Company") is a limited services securities broker engaged in the sale of tax shelters or limited partnerships in primary distributions, private placements, real estate syndications and municipal financial advisory services. The Company is a member in good standing of the Financial Industry Regulatory Authority (FINRA). The Company is registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). It is subject to the net capital requirements of SEC Rule 15c3-3, and it is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. All general securities accounts are insured by the Securities Investor Protection Corporation (SIPC).

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition.

Revenues are recognized as earned on the accrual basis.

Cash.

Cash consists of demand deposit checking accounts with financial institutions.

Income Taxes.

The Company, with the consent of its members, has elected under Subchapter S of the Internal Revenue Code to be taxed as a pass-through entity for income tax purposes effective January 1, 2007. Accordingly, no provision for income taxes has been recorded in these financial statements. During 2008 and 2007, income taxes refunded were $558 and $1,600, respectively.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Net Capital	$ 90,421	$ 48,978
Aggregate Indebtedness	7,200	39,050
Minimum Net Capital Required	5,000	5,000
Excess Net Capital at 1500%	85,421	43,978
Net Capital Ratio	0.08 to 1	0.80 to 1

NOTE C - RELATED PARTIES

The Company reimburses salaries, office rent, and other operating expenses to a related party known as IRR - Kansas/Missouri/Illinois, Inc. ("KMI"), which is wholly-owned by the Company's sole stockholder. For 2008 and 2007, reimbursements to KMI totaled $76,800 and $39,200, respectively. At December 31, 2008 and 2007, balances owed to KMI totaled $1,800 and $39,050, respectively. While several entities throughout the United States bear the IRR brand by virtue of their participation in the franchise networks known as Integra Realty Resources, Inc. (for commercial appraisers) and IRR - Residential, LLC (for residential appraisers), the Company is related by way of common ownership and/or management to three of the entities bearing the IRR brand, specifically including KMI and also two other IRR - brand entities from which the Company derived 100% of its consulting fee revenues for both 2008 and 2007, one of which was IRR - Residential, LLC. As of December 31, 2008 and 2007, fees receivable from IRR - Residential, LLC were $25,760 and $25,760, respectively.

The Company pays corporate service fees to Integra Realty Resources, Inc. under the terms of a license agreement; during 2008 and 2007 the amounts of these fees were $9,000 and $12,000, respectively. As of December 31, 2008 and 2007, corporate service fees payable to Integra Realty Resources, Inc. were $3,000 and $3,000, respectively.

The accounts of other IRR - brand entities are not consolidated, combined or otherwise reported in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

IRR CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
NET CAPITAL		
Total Stockholders' Equity	$ 116,181	$ 74,738
Deductions and/or charges:		
A. Non-allowable assets		
Fees receivable from IRR-Residential LLC	(25,760)	(25,760)
Net Capital	$ 90,421	$ 48,978
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable	$ 5,400	$ 3,600
Management fee payable	1,800	35,450
Total Aggregate Indebtedness	$ 7,200	$ 39,050
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 85,421	$ 43,978
Ratio: Aggregate Indebtedness to Net Capital	0.08 to 1	0.80 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 30, 2008 and 2007)		
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 90,421	$ 83,978
Less: Adjustment for Management Fee Payable	-	(35,000)
Reconciled Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 90,421	$ 48,978
Net Capital, as computed above	$ 90,421	$ 48,978

IRR CAPITAL MARKETS, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2008 and 2007.

IRR CAPITAL MARKETS, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2008 and 2007.

MILLER
HAVILAND
KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
IRR Capital Markets, Inc.

In planning and performing our audit of the financial statements of IRR Capital Markets, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mize Houser & Company P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 24, 2009